UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-A/A

(Amendment No. 1)

For Registration of Certain Classes of Securities

Pursuant to Section 12(b) or 12(g) of the

Securities Exchange Act of 1934

Momenta Pharmaceuticals, Inc.

(Exact name of registrant as specified in its charter)

Delaware	04-3561634
(State of Incorporation	(I.R.S. Employer
or Organization)	Identification No.)

675 West Kendall Street	02142
(Address of Principal Executive Offices)	(Zip Code)

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box.   ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box.   ☒

Securities Act registration statement file number to which this form relates:	Not Applicable
(If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock (including associated Series A Junior Participating Preferred Stock Purchase Rights)
(Title of Class)

EXPLANATORY NOTE

                This Amendment No. 1 on Form 8-A/A amends and restates the information set forth in the Registration Statement on Form 8-A dated June 14, 2004 (the “Form 8-A”), filed by Momenta Pharmaceuticals, Inc. (the “Company”).

                Item 1 of the Form 8-A is hereby amended and restated to read as follows:

Item 1:  Description of Registrant’s Securities to be Registered.

                The following description of the Company’s common stock, $0.0001 par value per share (the “Common Stock”), and preferred stock, $0.01 par value per share (the “Preferred Stock”) summarizes the material terms and provisions of these types of securities.  For the complete terms of the Common Stock and Preferred Stock, please refer to the Company’s Third Amended and Certificate of Incorporation (the “Certificate of Incorporation”) and Second Amended and Restated By-laws (the “By-laws”), which have been filed with the Securities and Exchange Commission.  The terms of these securities may also be affected by Delaware law.

Under the terms of the Certificate of Incorporation, the Company’s authorized capital stock of the Company consists of 100,000,000 shares of Common Stock and 5,000,000 shares of Preferred Stock, of which 100,000 shares have been designated Series A Junior Participating Preferred Stock (“Series A Junior Preferred Stock”) in connection with the Rights Plan described below.  The rights and preferences of the remaining authorized Preferred Stock may be established from time to time by the Company’s Board of Directors (the “Board”).

Common Stock

                Holders of the Company’s Common Stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.  Accordingly, holders of a majority of the shares of Common Stock entitled to vote in any election of directors may elect all of the directors standing for election.  Holders of Common Stock are entitled to receive proportionately any dividends as may be declared by the Board, subject to any preferential dividend rights of outstanding Preferred Stock.  In the event of liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to receive proportionately the Company’s net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding Preferred Stock.  Holders of Common Stock have no preemptive, subscription, redemption or conversion rights.  All outstanding shares of Common Stock are fully paid and nonassessable.  The rights, preferences and privileges of holders of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock that the Company may designate and issue in the future.

                As of October 31, 2005, 30,462,709 shares of Common Stock were outstanding and there were approximately 66 stockholders of record.

Preferred Stock

Pursuant to the terms of the Certificate of Incorporation, the Board is authorized to direct the Company to issue shares of Preferred Stock in one or more series without stockholder approval, up to an aggregate of 5,000,000 shares of Preferred Stock.  The Board has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of Preferred Stock.  The purpose of authorizing the Board to issue Preferred Stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.  The issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the Company’s outstanding voting stock.

                Except as described herein, the Company has no present plans to issue any shares of Preferred Stock.

On October 31, 2005, in connection with the Rights Plan described below, the Board designated 100,000 shares of Preferred Stock as Series A Junior Preferred Stock, as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on November 8, 2005 and summarized below.

Rights Plan

Effective November 7, 2005, the Board declared a dividend of one Right (each, a “Right”) for each outstanding share of Common Stock to stockholders of record at the close of business on November 18, 2005 (the “Record Date”).  Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Series A Junior Preferred Stock at a purchase price of $125 (the “Purchase Price”) in cash, subject to adjustment.  The description and terms of the Rights are set forth in a Rights Agreement dated as of November 7, 2005 (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent.

Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of Common Stock, and no separate Rights Certificates will be distributed.  The Rights will separate from the Common Stock, and the distribution date (the “Distribution Date”) will occur, upon the earlier of (i) 10 business days following the later of (a) the first date of a public announcement that a person or group of affiliated or associated persons (an “Acquiring Person”) has acquired, or obtained the right to acquire, beneficial ownership of 20% or more of the outstanding shares of Common Stock or (b) the first date on which an executive officer of the Company has actual knowledge that an Acquiring Person has become such (the “Stock Acquisition Date”) or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 20% or more of the outstanding shares of Common Stock.  The Distribution Date may be deferred in circumstances determined by the Board.  In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date.  Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates outstanding on the Record Date, together with a Summary of Rights to be mailed to record holders, or by new Common Stock certificates issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such Common Stock certificates, and (iii) the surrender for transfer of any certificates for Common Stock outstanding (with or without a copy of the Summary of Rights or such notation) will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

The Rights are not exercisable until the Distribution Date and will expire upon the close of business on November 6, 2008 (the “Final Expiration Date”) unless earlier redeemed or exchanged as described below.  As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights.  Except as otherwise determined by the Board, and except for shares of Common Stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.

In the event that any person becomes an Acquiring Person, unless the event causing the 20% threshold to be crossed is a Permitted Offer (as defined in the Rights Agreement), then, promptly following the first occurrence of such event, each holder of a Right (except as provided below and in Section 7(e) of the Rights Agreement) shall thereafter have the right to receive, upon exercise, that number of shares of Common Stock of the Company (or, in certain circumstances, cash, property or other securities of the Company) which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) per share of Common Stock at the date of the occurrence of such event.  However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by the Company as described below.  Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will be null and void.  The event summarized in this paragraph is referred to as a “Section 11(a)(ii) Event.”

For example, at an exercise price of $125 per Right, each Right not owned by an Acquiring Person (or by certain related parties) following a Section 11(a)(ii) Event would entitle its holder to purchase for $125 such number of shares of Common Stock (or other consideration, as noted above) as equals $125 divided by one-half of the current market price (as defined in the Rights Agreement) of the Common Stock.  Assuming that the Common Stock had a market price of $25 per share at such time, the holder of each valid Right would be entitled to purchase ten shares of Common Stock, having a market value of 10 x $25, or $250, for $125.

In the event that, at any time after any person becomes an Acquiring Person, (i) the Company is consolidated with, or merged with and into, another entity and the Company is not the surviving entity of such consolidation or merger (other than a consolidation or merger which follows a Permitted Offer) or if the Company is the surviving entity, but shares of its outstanding Common Stock are changed or exchanged for stock or securities (of any other person) or cash or any other property, or (ii) more than 50% of the Company’s assets or earning power is sold or transferred, each holder of a Right (except Rights which previously have been voided as set forth above) shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price (as defined in the Rights Agreement) of such common stock at the date of the occurrence of the event.  The events summarized in this paragraph are referred to as “Section 13 Events.” A Section 11(a)(ii) Event and Section 13 Events are collectively referred to as “Triggering Events.”

For example, at an exercise price of $125 per Right, each valid Right following a Section 13 Event would entitle its holder to purchase for $125 such number of shares of common stock of the acquiring company as equals $125 divided by one-half of the current market price (as defined in the Rights Agreement) of such common stock.  Assuming that such common stock had a market price of $25 per share at such time, the holder of each valid Right would be entitled to purchase ten shares of common stock of the acquiring company, having a market value of 10 x $25, or $250, for $125.

At any time after the occurrence of a Section 11(a)(ii) Event, when no person owns a majority of the Common Stock, the Board may exchange the Rights (other than Rights owned by such Acquiring Person which have become void), in whole or in part, at an exchange ratio of one share of Common Stock, or one one-thousandth of a share of Series A Junior Preferred Stock (or of a share of a class or series of the Company’s preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

The Purchase Price payable, and the number of units of Series A Junior Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Series A Junior Preferred Stock, (ii) if holders of the Series A Junior Preferred Stock are granted certain rights or warrants to subscribe for Series A Junior Preferred Stock or convertible securities at less than the then-current market price (as defined in the Rights Agreement) of the Series A Junior Preferred Stock, or (iii) upon the distribution to holders of the Series A Junior Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings) or of subscription rights or warrants (other than those referred to above).  The number of Rights associated with each share of Common Stock is also subject to adjustment in the event of a stock split of the Common Stock or a stock dividend on the Common Stock payable in Common Stock or subdivisions, consolidations or combinations of the Common Stock occurring, in any such case, prior to the Distribution Date.

With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price.  No fractional shares of Series A Junior Preferred Stock (other than fractions which are integral multiples of one one-thousandth of a share of Series A Junior Preferred Stock) will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of the Series A Junior Preferred Stock on the last trading date prior to the date of exercise.

Series A Junior Preferred Stock purchasable upon exercise of the Rights will not be redeemable.  Each share of Series A Junior Preferred Stock will be entitled to receive, when, as and if declared by the Board, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1,000 times the dividend declared per share of Common Stock.  In the event of liquidation, the holders of the Series A Junior Preferred Stock will be entitled to a minimum preferential liquidation payment of $1,000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock.  Each share of Series A Junior Preferred Stock will have 1,000 votes, voting together with the Common Stock.  In the event of any merger, consolidation or other transaction in which Common Stock is changed or exchanged, each share of Series A Junior Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock.  These rights are protected by customary antidilution provisions.  Because of the nature of the Series A Junior Preferred Stock’s dividend, liquidation and voting rights, the value of one one-thousandth of a share of Series A Junior Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock.

At any time prior to the earlier of the tenth Business Day (or such later date as may be determined by the Board) after the Stock Acquisition Date, the Company may redeem the Rights in whole, but not in part, at a price of $0.001 per Right (the “Redemption Price”), payable in cash or stock.  Immediately upon the redemption of the Rights or such earlier time as established by the Board in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.  Although the distribution of the Rights should not be taxable to stockholders or to the Company, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Company or for common stock of the acquiring company as set forth above.

Any provision of the Rights Agreement, other than the redemption price, may be amended by the Board prior to such time as the Rights are no longer redeemable.  Once the Rights are no longer redeemable, the Board’s authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

                The Rights are intended to protect the stockholders of the Company in the event of an unfair or coercive offer to acquire the Company and to provide the Board with adequate time to evaluate unsolicited offers.  The Rights may have anti-takeover effects.  The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired.  The Rights, however, should not affect any prospective offeror willing to make an offer at a fair price and otherwise in the best interests of the Company and its stockholders, as determined by the Board.  The Rights should not interfere with any merger or other business combination approved by the Board.

Registration Rights

                As of October 31, 2005, holders of an aggregate of approximately 11,040,082 shares of the Company’s Common Stock have the right to require the Company to register these shares under the Securities Act of 1933, as amended (the “Securities Act”), under specific circumstances.

                Demand registration rights.    Subject to specified limitations, these stockholders may require that the Company register on not more than two occasions all or part of these securities for sale under the Securities Act.  Holders of these shares may make demands for registrations on Form S-3 on up to two occasions during any 12-month period.

                Incidental registration rights.    If the Company registers any of its Common Stock, either for its own account or for the account of other security holders, subject to certain exceptions, these stockholders are entitled to notice of the registration and to include their shares of Common Stock in the registration.

                Limitations and expenses.    With specified exceptions, a holder’s right to include shares in a registration is subject to the right of the underwriters to limit the number of shares included in the offering.  The Company will pay all fees, costs and expenses of any demand or incidental registrations, and the holders of the securities being registered will pay all selling expenses.

Antitakeover Provisions

                The Company is subject to Section 203 of the Delaware General Corporation Law.  Subject to certain exceptions, Section 203 prevents a publicly-held Delaware corporation from engaging in a “business combination” with any “interested stockholder” for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the Board or unless the business combination is approved in a prescribed manner.  A “business combination” includes, among other things, a merger or consolidation involving the Company, and the interested stockholder and the sale of more than 10% of the Company’s assets.  In general, an “interested stockholder” is any entity or person beneficially owning 15% or more of the Company’s outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

                The Certificate of Incorporation and the By-laws divide the Board into three classes with staggered three-year terms.  In addition, the Certificate of Incorporation and the By-laws provide that directors may be removed only for cause and only by the affirmative vote of the holders of 75% or more of the Company’s shares of capital stock present in person or by proxy and entitled to vote.  Under the Certificate of Incorporation and the By-laws, any vacancy on the Board, including a vacancy resulting from an enlargement of the Board, may be filled only by vote of a majority of the Company’s directors then in office.  The classification of the Board and the limitations on the ability of the Company’s stockholders to remove directors and fill vacancies could make it more difficult for a third party to acquire, or discourage a third party from seeking to acquire, control of the Company.

                The Certificate of Incorporation and the By-laws provide that any action required or permitted to be taken by the Company’s stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting.  The Certificate of Incorporation and the By-laws also provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the chairman of the Board, chief executive officer, the president or the Board.  In addition, the By-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to the Board.  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to the Company’s secretary of the stockholder’s intention to bring such business before the meeting.  These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of the Company’s outstanding voting securities until the next stockholder meeting.

                The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws, as the case may be, requires a greater percentage.  The Company’s By-laws may be amended or repealed by a majority vote of the Board or by the affirmative vote of the holders of at least 75% of the votes which all Company stockholders would be entitled to cast in any annual election of directors.  In addition, the affirmative vote of the holders of at least 75% of the votes which all Company stockholders would be entitled to cast in any election of directors is required to amend or repeal or to adopt any provisions inconsistent with any of the provisions of the Company’s Certificate of Incorporation as described in the prior two paragraphs.

 Limitation of Liability and Indemnification

                The Certificate of Incorporation contains provisions permitted under the Delaware General Corporation Law relating to the liability of directors.  The provisions eliminate a director’s liability for monetary damages for a breach of fiduciary duty, except in circumstances involving wrongful acts, such as the breach of a director’s duty of loyalty or acts or omissions that involve intentional misconduct or a knowing violation of law. Further, the Certificate of Incorporation contains provisions to indemnify the Company’s directors and officers to the fullest extent permitted by the Delaware General Corporation Law.

Transfer Agent and Registrar

                The transfer agent and registrar for the Company’s Common Stock is American Stock Transfer & Trust Co.

NASDAQ National Market

                The Company’s Common Stock is quoted on the NASDAQ National Market under the symbol “MNTA.”

                Item 2 of the Form 8-A is hereby amended and restated to read as follows:

Item 2:  Exhibits.

The following exhibits are filed herewith (or incorporated by reference as indicated below):

1.                                       Third Amended and Restated Certificate of Incorporation of the Company, incorporated by reference to Exhibit 3.3 to the Company’s Registration Statement on Form S-1 (File No. 333-113522).

2.                                       Second Amended and Restated By-laws of the Company, incorporated by reference to Exhibit 3.4 to the Company’s Registration Statement on Form S-1 (File No. 333-113522).

3.                                       Rights Agreement dated as of November 7, 2005 between the registrant and American Stock Transfer & Trust Company, as Rights Agent, which includes as Exhibit A the Form of Certificate of Designations of Series A Junior Participating Preferred Stock, as Exhibit B the Form of Rights Certificate and as Exhibit C the Summary of Rights to Purchase Preferred Stock, incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on November 8, 2005.

SIGNATURE

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

MOMENTA PHARMACEUTICALS, INC.

	By:	/s/ Richard P. Shea
Name: Richard P. Shea
Title: Chief Financial Officer
Date: November 8, 2005